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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                          (Amendment No.        )*
                                         -------

                        CITIZENS BANKING CORPORATION
--------------------------------------------------------------------------------
                              (Name of Issuer)



                        Common Stock 10.00 Par Value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                  174420109
                           ----------------------
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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CUSIP NO. 174420109                  13G                       Page 2 of 5 Pages


  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CITIZENS BANK                  38-0421450

  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) / /
                                                             (b) / /

  3     SEC USE ONLY

  4     CITIZENSHIP OR PLACE OF ORGANIZATION
        328 S. SAGINAW ST.
        FLINT, MI  48502-2401

                      5       SOLE VOTING POWER

                              2,111,311
  NUMBER OF
   SHARES             6       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                    1,660,016
    EACH
  REPORTING           7       SOLE DISPOSITIVE POWER
 PERSON WITH
                              1,258,643

                      8       SHARED DISPOSITIVE POWER

                              2,451,039

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,888,513

 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        14%

 12     TYPE OF REPORTING PERSON*

                      *SEE INSTRUCTION BEFORE FILLING OUT!
                               Page 2 of 5 pages




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Securities and Exchange Commission
February 10, 1998
Page 3 of 5



ITEM 1 (a)  Name of issuer

            CITIZENS BANKING CORPORATION

ITEM 1 (b)  Address of issuer's principal executive offices

            328 S. Saginaw Street
            Flint, MI  48502

ITEM 2 (a)  Name of corporation filing

            CITIZENS BANK

ITEM 2 (b)  Address of principal business office or, if none, residence

            328 S. Saginaw Street
            Flint, MI  48502

ITEM 2 (c)  Citizenship

            State Bank organized 1871 in Flint, Michigan

ITEM 2 (d)  Title of class of securities

            Common Stock, $10.00 par value

ITEM 2 (e)  CUSIP number

            174420109

ITEM 3      Basis of filing

            This statement is filed pursuant to Rule 13d-1(b) or 13d-1(c). The person filing is a:

                     (b)  x    Bank, as defined in Section 3(a) (6) of the Act.
                        -----

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Securities and Exchange Commission
February 10, 1998
Page 4 of 5



ITEM 4  Ownership

        As of December 31, 1997, the corporation filing beneficially owned 3,888,513 shares representing 14% of the class. As of such date, the person filing had:


               (i)  Sole power to vote or
                    direct the vote of                    2,111,311 shares

              (ii)  Shared power to vote or
                    direct the vote of                    1,660,016 shares

             (iii)  Sole power to dispose or
                    to direct the disposition of          1,258,643 shares

              (iv)  Shared power to dispose or
                    to direct the disposition of          2,451,039 shares


        The filing of this Schedule shall not be construed as an admission or as evidence that the person filing is, for any purposes, including the purposes of Section 13(d) or 13(g) of the Act, the beneficial power of any securities covered by this Schedule.


ITEM 5  Owner of five percent or less of a class

        Not applicable

ITEM 6  Ownership of more than five percent on behalf of another person

        The securities covered by this Schedule are held in fiduciary capacity by the reporting person. Accordingly, as to most or all of such securities, other persons hold the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, such securities. No such interest relates to more than 5 percent of the class.


ITEM 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent company

        Not applicable

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Securities and Exchange Commisssion
Date
Page 5 of 5


ITEM 8   Identification and classification of members of the group

         Not applicable

ITEM 9   Notice of dissolution of group

         Not applicable

ITEM 10  Certification

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date  2-10-98                      Joyce L. Lehman
             -------------                  -----------------------------
                                            Signature

                                            Joyce Lehman
                                            Trust Compliance Officer